UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Caprius, Inc.

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    14066K206

(CUSIP number)

    Vintage Capital Group, LLC

    Attention: Fred C. Sands

    11611 San Vicente Blvd., 10th Floor

    Los Angeles, California 90049

    (310) 979-9090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON Vintage Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,769,561 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,769,561 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,769,561 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON The Fred C. Sands Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,769,561 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,769,561 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,769,561 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON The Fred C. Sands Family Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,769,561 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,769,561 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,769,561 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON Fred C. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,769,561 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,769,561 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,769,561 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of Caprius, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 29, 2010 (the “Schedule 13D”). The principal executive office of the Issuer is located at 10 Forest Avenue, Suite 220, Paramus, New Jersey 07652.

Certain terms used but not defined in this Amendment have the meanings assigned to them in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

It is currently anticipated that the source of funding of the proposed transaction described in Item 4 will be Vintage’s working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

Vintage originally acquired the Securities for investment purposes only in its ordinary course of business, and not with a view towards, among other things, influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

On November 10, 2010, Vintage, Capac Co., a newly formed wholly owned subsidiary of Vintage (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and as a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer, as the surviving corporation, will be a wholly-owned subsidiary of Vintage. The stockholders of the Issuer (other than Vintage, Merger Sub and stockholders who have validly exercised their appraisal rights under Delaware law) will receive a cash payment of (a) $0.065 per share for Shares, (b) $40.625 per share for shares of the Issuer’s Series E Preferred Stock and (c) $6.50 per share for shares of the Issuer’s Series F Preferred Stock. If the proposed Merger is completed, the Issuer will deregister the Shares under applicable provisions of the Securities Exchange Act of 1934 and cause such Shares to cease to be authorized to be quoted in any inter-dealer quotation system or otherwise traded on any securities market or exchange.

The consummation of the Merger is subject to customary closing conditions, including, among other things, the receipt of any required government approvals and third party consents, the approval of the Merger Agreement by the Board of Directors of the Issuer (the “Board of Directors”), the approval of the Merger and the Merger Agreement by the stockholders of the Issuer as required by law and by the Issuer’s charter, the receipt of a fairness opinion from the Issuer’s financial advisor and the absence of any material adverse changes.

The Issuer has made customary representations and warranties to Vintage and Merger Sub in the Merger Agreement. The Issuer has also agreed to customary covenants, including, among other things, covenants (a) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger, (b) to cause a meeting of the Issuer’s stockholders to be held to consider the adoption of the Merger Agreement and (c) to file a proxy statement relating to such meeting that includes the recommendation of the Board of Directors that adoption of the Merger Agreement by the Issuer’s stockholders is advisable and that the Board of Directors has determined that the Merger and the consideration to be paid to the Issuer’s stockholders are fair and in the best interests of the Issuer’s stockholders.

Each of Vintage and Merger Sub has made customary representations and warranties to the Issuer in the Merger Agreement. In addition, the Merger Agreement contains customary covenants of Vintage and Merger Sub, including, among other things, a covenant to cooperate with the Issuer in connection with the preparation of necessary securities law filings related to the Merger.

The Issuer is permitted to solicit inquiries or engage in discussions with third parties relating to “acquisition proposals” for a 30-day “go-shop” period after signing of the Merger Agreement. After such period, the Issuer may continue to engage in discussions with certain parties who make written competing proposals during the “go-shop” period, but the Issuer may not solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer and has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Issuer’s Board of Directors. The Issuer must give Vintage two (2) business days’ notice (whether during or after the “go-shop” period) before the Issuer is permitted to change its recommendation or terminate the Merger Agreement to accept a superior proposal.

The Merger Agreement contains certain termination rights in favor of both the Issuer and Vintage, including, among others, if the Merger is not consummated on or before June 30, 2011. Upon termination of the Merger Agreement under specified circumstances, including a termination by the Issuer to enter into an agreement for an alternative transaction pursuant to a superior proposal, the Issuer has agreed to pay Vintage a termination fee of $61,000.

A copy of the Merger Agreement is filed with this Amendment as Exhibit 13 and is incorporated in this Item 4 by reference. The description herein of the Merger Agreement and the matters contemplated thereby is qualified in its entirety by reference to such Merger Agreement.

Other than as set forth in the Merger Agreement, Vintage currently does not have any plans or proposals that relate to or would result in the occurrence of any of the events specified in Items 4(a) through (j) of Rule 13d-101 or any similar action. If the transaction proposed in the Merger Agreement is not consummated for any reason, Vintage intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments. Vintage reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Securities, including Shares, dispose of some or all of its Securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Rule 13d-101) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Amendment and the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of the Securities.

Vintage is not, by this Schedule 13D, soliciting any proxies regarding the voting of Shares on any matter, including the Merger or the Merger Agreement. The Merger Agreement provides that proxies to approve the Merger and the Merger Agreement will be solicited by the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) and (b)

As of November 10, 2010, Vintage beneficially owned 16,769,561 Shares, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

As of November 10, 2010, the Trusts, through their control in the aggregate of 100% of the membership interests of Vintage, had shared voting and dispositive power with respect to all 16,769,561 Shares owned beneficially by Vintage, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

As of November 10, 2010, Mr. Sands, through his control of each of the Trusts, as trustee, as settler of the Family Trust, and as manager of Vintage, had shared voting and dispositive power with respect to all 16,769,561 Shares owned beneficially by Vintage, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

(c)

Mr. Sands and the Trusts each disclaim beneficial ownership of the Shares and the Warrant owned by Vintage.

Vintage has not effected any transactions in the Shares. The number of Shares subject to the Warrant was reduced due to the repurchase by the Issuer of certain outstanding preferred stock and warrants and the expiration of certain stock options.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information contained in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit 13 – Agreement and Plan of Merger, dated as of November 10, 2010, by and among Vintage, Merger Sub and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2010	VINTAGE CAPITAL GROUP, LLC

	By:	/s/ FRED C. SANDS
	Name:	Fred C. Sands
	Title:	Manager

Date: November 11, 2010	THE FRED C. SANDS CHILDREN’S TRUST

	By:	/s/ FRED C. SANDS
	Name:	Fred C. Sands
	Title:	Trustee

Date: November 11, 2010	THE FRED C. SANDS FAMILY REVOCABLE TRUST

	By:	/s/ FRED C. SANDS
	Name:	Fred C. Sands
	Title:	Trustee

Date: November 11, 2010	FRED C. SANDS

	By:	/s/ FRED C. SANDS